CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees
Putnam Funds Trust:

We consent to the use of our reports dated October 10, 2016 with respect to the financial statements of Putnam Global Technology Fund and Putnam Global Telecommunications Fund, October 13, 2016 with respect to the financial statements of Putnam Global Industrials Fund and Putnam Emerging Markets Equity Fund, October 12, 2016 with respect to the financial statements of Putnam Global Financials Fund, and October 11, 2016 with respect to the financial statements of Putnam Global Consumer Fund and Putnam Global Energy Fund, each a series of Putnam Funds Trust, included herein, and to the references to our firm under the captions Financial Highlights in the prospectuses and Independent Registered Public Accounting Firm and Financial Statements in the Statements of Additional Information.

/s/ KPMG LLP

Boston, Massachusetts
February 23, 2017